

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2009

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

> **Re: ReoStar Energy Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
> **Filed July 23, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **Response Letter Dated April 21, 2009**
> **Response Letter Dated June 4, 2009**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **Response Letter Dated July 24, 2009**
> **Response Letter Dated October 8, 2009**
> **File No. 000-52316**

Dear Mr. Zouvas:

   We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Filed July 23, 2008

1.   In view of the change in your reported reserve quantities, provide us with an analysis which shows the impact that this correction will have on your financial statements, including the impact on amounts previously recorded as development costs. In this regard, please note that, in the absence of proved reserves attributable to the polymer project, we would not expect costs incurred in

Mr. Mark S. Zouvas
ReoStar Energy Corporation
December 10, 2009
Page 2

> connection with the project to be capitalized as development costs. See SFAS 19,
> par. 21.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

2.   We have reviewed your response to our prior comment one of our letter dated
        September 15, 2009. We are unable to concur with your conclusion that a small
        pilot polymer injection project of less than six acres in the 1980s that recovered
        an estimated 35,000 barrels of incremental oil provides a sufficient basis for
        concluding, with reasonable certainty, that over 10 million barrels of undeveloped
        reserves on offsetting acreage are recoverable. In this regard, we note that all
        types of polymer floods are relatively rare as compared to water floods. While
        there have been numerous instances of water floods that have demonstrated that
        the reserve estimates are reasonably certain to be produced, that is not the case for
        polymer augmented floods such as the one being implemented in the Corsicana
        Field.

        We therefore reiterate our prior comment that you remove the proved
        undeveloped reserves for the Corsicana Field from your proved reserves.

3.   In your response, you propose to remove reserves attributable to the polymer
        injection project through a revision of previous estimates during the year ended
        March 31, 2008. Based on our understanding of the circumstances surrounding
        this project, we do not believe that the initial recording of these reserves was
        appropriate. As a result, it does not appear appropriate to remove these reserves
        through a revision to previous estimates. Rather, the reserves should be removed
        for all periods presented and reported as a correction of error.

Closing Comments

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director